Exhibit 1

 Transforming science into medicine  KOL Webinar to Discuss Final Results from COMBAT/KEYNOTE-202 Phase 2a Study in Metastatic Pancreatic CancerDecember 16, 2020

 Forward-Looking Statements  Various statements in this presentation concerning BioLineRx's future expectations constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as "may," "expects," "anticipates," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause BioLineRx's actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of BioLineRx's preclinical studies, clinical trials and other therapeutic candidate development efforts; BioLineRx's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; BioLineRx's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of BioLineRx's therapeutic candidates; BioLineRx's ability to establish and maintain corporate collaborations; BioLineRx's ability to integrate new therapeutic candidates and new personnel; the interpretation of the properties and characteristics of BioLineRx's therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; the implementation of BioLineRx's business model and strategic plans for its business and therapeutic candidates; the scope of protection BioLineRx is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of BioLineRx's expenses, future revenues, capital requirements and its needs for additional financing; risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere; competitive companies, technologies and BioLineRx's industry; risks related to the coronavirus outbreak; and statements as to the impact of the political and security situation in Israel on BioLineRx's business. These and other factors are more fully discussed in the "Risk Factors" section of BioLineRx's most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 12, 2020. In addition, any forward-looking statements represent BioLineRx's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

 Featured KOLs  Gulam Manji, M.D., Ph.D. is an Assistant Professor of Medicine and Director of Medical Oncology & Translational Research for The Pancreas Center at Columbia University Medical Center. Dr. Manji completed his PhD from the University of Wisconsin-Madison and Internal Medicine Residency at Albany Medical College. He then completed his fellowship in Hematology/Oncology at New York-Presbyterian/Columbia, where he remained as faculty within the Division of Hematology and Oncology.Talia Golan, M.D. is a highly qualified medical oncologist and researcher in the field of pancreatic cancer. She specializes in gastrointestinal malignancies and serves as a director of the Phase I clinical trials unit at Sheba’s Pancreatic Cancer Center. She has earned a world-renowned reputation for her studies in the field of pancreatic cancer. Her current research trials are being carried out in conjunction with two of the world’s largest biopharmaceutical companies, AstraZeneca and MSD (Merck). Manuel Hidalgo, M.D., Ph.D., is currently the Chief of the Division of Hematology and Medical Oncology at Weill Cornell Medicine/New York-Presbyterian Hospital. Dr. Hidalgo received his M.D. from the University of Navarra in Pamplona, Spain in 1992, and Ph.D. from University Autonoma of Madrid in 1997. He trained in medicine and medical oncology at Hospital "12 de Octubre" in Madrid and at the University of Texas Health Science Center in San Antonio, Texas. He also completed a fellowship program in anticancer drug development at the Institute of Drug Development in San Antonio.

Agenda

I. **Philip Serlin,** Chief Executive Officer, BioLineRx – Introductory comments

II. **Gulam Abbas Manji, MD/PhD**

III. **Dr. Golan Talia Golan, MD**

IV. **Manuel Hidalgo, M.D., Ph.D.**

V. **Q&A**

VI. **Philip Serlin – Closing remarks**

BIOLINERX

Targeting CXCR4 with combination chemotherapy and immunotherapy in Pancreas Ductal Adenocarcinoma

Gulam Abbas Manji, MD/PhD

Assistant Professor, Division of Hematology and Oncology
Director of Pancreas Medical Oncology and Translational Medicine
Columbia University Irving Medical Center

December 16, 2020

COLUMBIA | COLUMBIA UNIVERSITY HERBERT IRVING COMPREHENSIVE CANCER CENTER

NewYork-Presbyterian

Disclosures

Research Funding

- Genentech/Roche
- Merck
- BioLineRx
- Regeneron
- Plexxikon

Advisory Role

- Genentech/Roche
- BioLineRx
- Ipsen

COLUMBIA | Columbia University Herbert Irving Comprehensive Cancer Center
NewYork-Presbyterian

 Immune Checkpoint Blockade (ICB) and Pancreas Cancer  PDL1 and TILRetrospective – Resected PDA (N=51)   Nomi, T. CCR. 2007; 13:251-7

 CXCR4 inhibition Leads to Tumor Stabilization - Preclinical  Feig C, et al. PNAS. 2013. 110:20212-7               CXCL12  CXCR4  CAFS  Neoplastic  CTLs  KPC Mice

 Feig C, et al. PNAS. 2013. 110:20212-7   CXCR4 inhibition (CXCR4i) Leads to T-cell Infiltration

 CXCL12 Colocalizes with Tumor Cells in Pancreatic Cancer  Biasci D, et al. Proc Natl Acad Sci U S A. 2020 Nov 17;117(46):28960-28970.  NCT03277209 – Dose escalation of continuous IV administration of AMD3100Treatment resistant MSS CRC and PDAC

 CXCR4i Increases CD8 T-cell Infiltration  Biasci D, et al. Proc Natl Acad Sci U S A. 2020 Nov 17;117(46):28960-28970.  Paired Biopsy CD8+ T cells  Plasma ctDNA  Plasma CXCL8

           29.5d vs. 20d (p 0.0148)    CXCR4i  aPD1  aPD1  CXCR4i  Gem  CXCR4i  CXCR4i  Gem  aPD1  Gem  aPD1    CXCR4i, ICB, & Gemcitabine Improve Survival - Preclinical  Manji GA and K Olive, Unpublished

   DCR = 50%  KPC Mice      DCR = 34.5%      DCR = 70%  KPC Mice      DCR = 63.2%      Chemotherapy Enhances Efficacy of CXCR4i and ICB  Bockorny B et al. Nature Medicine. 26, pages878–885(2020)  Manji GA and K Olive, Unpublished

 CXCR4i Improves Tumor Immune Profile    Bockorny B et al. Nature Medicine. 26, pages878–885(2020)  Manji GA and K Olive, Unpublished  Pre-trt  Post-trt    Pre-trt  Post-trt  DAPICK19CD8CD3FoxP3  KPC Mice Triple Therapy  Human – COMBAT Study-dual combination

 Manji GA and Rabadan R, Unpublished  Chemotherapy, CXCR4i and ICB results in T cell clustering    More Clustered  More Dispersed                                        Cytotoxic T Cell  Tumor Cell      x    x    p = 0.0067  Kruskal test: p = 1.4e-5  Distance from tumor cell to nearest CTL  Log Distance (mm)  40m  10m  Triple  Gem  aPD1/CX4i

Summary

- Inhibition of CXCR4 in combination with chemotherapy and ICB in KPC mice –
  - Increases CD 8+ T cell/FoxP3+
  - Improves proximity of CD8+ T cells to neoplastic cells
  - Improves survival

- Inhibition of CXCR4 in patients with pancreas cancer –
  - Increases CD8+ T cells (AM3100 and Motixafortide with ICB)
  - Decreases MDSCs (Motixafortide with ICB)
  - Encouraging efficacy in preliminary study with combination with 5-FU, liposomal irinotecan and ICB

COLUMBIA | COLUMBIA UNIVERSITY HERBERT IRVING COMPREHENSIVE CANCER CENTER
NewYork-Presbyterian

 Updates in PDAC  Talia Golan, MDMedical Director, Phase I Program & Sheba Pancreatic Cancer Program Sheba Medical Center, Israel   December 2020  *

 Disclosures  Receipt of grants/research supports: Astra Zeneca and MSD MerckReceipt of honoraria or consultation fees: Abbvie, BioLineRx, MSD Merck, Bayer and Teva  *

 Agenda  *

 *  The majority of PDAC patients are diagnosed with metastatic disease  https://seer.cancer.gov/statfacts/html/pancreas.html

 The current state of pancreatic cancer treatment

 *  Pancreatic cancer is the only one of the top 5 cancer killers for which deaths are projected to increase  Within this decade, pancreatic cancer will becomethe 2nd leading cause of cancer death in the United States    160  120  80  40  0  2010  2020  2030  PROJECTED CANCER DEATHS  Projected cancer deaths (thousands)      LUNG  PANCREAS  COLORECTAL  BREAST  PROSTATE

Multiple Drugs and Targets Have Failed in Clinical Trials PDAC: Dec 2015 – Dec 2020

Drug	Target/Mechanism	Phase	Number of Patients
Evofosfamide	Alkylator (Hypoxia)	III	694
Ruxolitinib	JAK1/2	III	Early termination
Necuparanib	Heparan mimetic	I/II	128
Masitinib	TKI (Kit, Lyn, Fyn)	III	353
Vandetanib	TKI (VEGFR2, RET, EGFR)	II	142
Algenpantucel-L	Vaccine	III	722
CRS-207 + GVAX	Vaccine	Iib	240
Tarextumab	Notch2/3	II	177
Demcizumab	DLL4	II	204
^{90}Y-Clivatuzumab Tetraxetan	MUC1	III	334
Apatorsen	HSP27	II	132
Z-360	CCK2	II	167
Simtuzumab	LOX-2	II	240 (159)
MM-141	IGF-1R/ErbB-3	II	88
Ibrutinib	BTK	III	424
Napabucasin	STAT3	III	>1,100
Pegilodecakin (AM0010)	pegylated IL-10	III	567
PEGPH20	Hyaluron	III	500
Cabiralizumab	CSFR-1	IIb	160

Therapeutics in advanced PDAC Over 2 Decades


Gemcitabine[a]
Erlotinib[b]
Nab-paclitaxel & gemcitabine[d]
Keytruda - MSI-H & dMMR tumors[f]
NTRK- larotrectinib[g]
1997
2007
2011
2013
2016
2017
2018
2019
FOLFIRINOX[c]
Liposomal Irinotecan (Nal-Iri)[e]
Olaparib (BRCAmut)[h]

[A] Burris HA JCO 1997
[b] Moore M, JCO 2007
[C] Conroy T NEJM 2011
[D] Von Hoff DD NEJM 2013
[E] Wang-Gillam A Lancet 2016
[f] Le et al Science; 2017
[G] Drilon et al NEJM 2018
[h] Golan et al. NEJM 2019

Orange: chemotherapy and biological
Green: biomarker driven targeted therapy

24

 Benchmark for Pancreatic Cancer

 *  There is a significant unmet need to prolong disease control and survival as part of first-line treatment for patients with pancreatic cancer  mPFS values in graphic; mPFS varies between studies due to study design, inclusion/exclusion criteria and patient demographics. 5-FU=5-flurouracil.1. Burris HA et al. J Clin Oncol. 1997; 2. Conroy T et al, NEJM 2011; 3. Von Hoff et al. NEJM 2013  Existing regimens: Time from original diagnosis  Months  1  2  3  4  5  6  7  8  9  10  11  12  ORR  mFOLFIRINOX2  mOS: 11.1 mos  PFS: 6.4 mos  Gem/ Abrax3  mOS: 8.5 mos  PFS: 5.5 mos  Gem2,3  mOS: 5.6-6.7 mos  PFS: 3.3-3.7 mos  5FU1  mOS: 4.4 mos  PFS: 1 mo

 mOS: 4.7 mos  *  There is also an unmet need to prolong survival in second line treatment for patients with pancreatic cancer  mPFS values in graphic; mPFS varies between studies due to study design, inclusion/exclusion criteria and patient demographics. 5-FU=5-flurouracil.1. Wang Gillam et al EJC 2016; 2. Oettle et al, JCO 2014; 3. Macarulla Mercade et al, Pancreas 2020; 4. Petrelli et al EJC 2017 (Iri-based)  Existing regimens: Time from beginning of second line treatment  5FU/LV1  FOLFOX2  5FU/LV+ Onivyde2 stage 3-4  5FU/LV+ OnivydeStage 4 3  Meta-analysis in 2L stage 3-44  Months  1  2  3  4  5  6  7  8  9  10  11  12  Not available  ORR  mOS: 5.5 mos  PFS: 2.7 mos  mOS: 6.1 mos  PFS: 3.1 mos  mOS: 5.9 mos  PFS: 2.9 mos  mOS: 4.2 mos  PFS: 1.5 mos  PFS not available  cORR  Not available  Not available  Not available

28

Summary Pancreatic Cancer Benchmark for 2L PDAC Diagnosed at Metastatic Stage

Endpoint	NAPOLI-1 stage IV at diagnosis subgroup (n=61)	Meta-analysis IRI based 2L (7 studies n=396) Includes all stages at diagnosis
mOS (mos)	4.7	5.5
mPFS (mos)	3.1 (stage III-IV n=117)	2.7
ORR (%)	16%	8.7%
cORR (%)	7.7% (stage III-IV n=117)	NA
DCR (%)	52% (stage III-IV n=117)	29.4%

28

 Immunotherapy in pancreatic cancer

Immunotherapy for Pancreatic Cancer

- Pancreatic cancer has been regarded as non-immunogenic
  - immunosuppressive cells and cytokines
  - low tumor mutational burden
  - paucity of T cells in tumor (number and function)?? Controversial since recent studies demonstrate that the majority of primary tumors are infiltrated with T-cells
  - efficacy of checkpoint inhibitors in PDAC was found to be absent
  - multiple immune inhibitory mechanisms in the tumor microenvironment
  - Single-agent therapeutic approaches focusing on overcoming T-cell immunologic endpoints with immune checkpoint inhibitors or vaccines are not encouraging

Royal RE, et al. *J Immunother.* 2010;33(8):828-833. Topalian SL, et al. *N Engl J Med.* 2012;366(26):2443-2454. Morrison AH et al Trends Cancer. 2018;4(6):418-28. Poschke I et al Oncoimmunology. 2016;5(12):e1240859.

 PD-1 inhibitor (durvalumab) with or without CTLA4 inhibitor (tremelimumab) in 2nd line : did not work!  O’Reilly et al, ASCO GI, 2018

 Combination of Checkpoint inhibitor and chemotherapy did not improve the chemotherapy efficacy in first line     Renouf et al, ESMO 2020

 Triple combination approaches are promising in PDACAPX005M (CD40 agonist) mAb together with gemcitabine/nabpaclitaxel +/- nivolumab as 1st Line treatment  O’Hara, et al, Parker Institute, AACR 2019  Overall response rate 54%In all four combo 67%

 Cytotoxic therapy is the mainstay of systemic therapy resulting in modest benefit in pancreatic cancerSingle molecule/pathway targeting is unlikely to result in significant clinical benefitSingle-agent therapeutic approaches focusing on overcoming T-cell immunologic endpoints with immune checkpoint inhibitors or vaccines are not encouragingImmuno combinatorial therapy is the likelier strategy to succeedStrong scientific rationale for which combinations is needed Pancreatic cancer is a tough disease and incremental improvements are clinically meaningful  Summary

 December 16th 2020  COMBAT Study- Cohort 2 resultsManuel Hidalgo, M.D., Ph.D. COMBAT Study Principal Investigator

Disclosure

- **Founder and Stockholder:** Champions Oncology, Inc; Nelum Pharmaceuticals
- **Stockholder:** Agenus, Pharmacyte, InxMed, BioOncotech
- **Research support from:** Erytech, BioExcell, TopAlliance, PanCan
- **Honorarium from:** Agenus, Oncomatrix, InxMed, Takeda, PanCan, AACR, Tolero Pharmaceuticals.
- **Royalties:** Myriad for PALB2 patent.

NewYork-Presbyterian Weill Cornell Medicine

COMBAT - Study Design



Screening
Monotherapy
BL-8040 + Pembrolizumab
Repeating cycles until progression
5 days
21 days
21 days
BL-8040
Pembrolizumab
Chemotherapy
2 weeks chemotherapy cycle
Repeating 2 weeks chemotherapy cycles until progression
Onivyde
Leucovorin
5-FU

Main inclusion/exclusion criteria

- 18 years old and above
- **Metastatic disease at first diagnosis (Stage IV)**
- Progressed after first-line gemcitabine-based treatment
- No previous surgeries for PDAC, no previous locally advanced disease
- No prior PD-1 or PD-L1 treatment

Endpoints

- ORR according to RECIST 1.1 criteria
- Disease control rate (DCR)
- Duration of response
- PFS and OS
- Safety and tolerability

37

NewYork-Presbyterian Weill Cornell Medicine

Disposition  *    Assessed for eligibility N=55  Screening Failures N=12  Enrolled N=43Received monotherapy N= 43Received combination N=39Evaluable for efficacy N=38  Non-EvaluableDiscontinued on Monotherapy due to AE N=4Lost to FU N=1  Analysis setITT for Safety N=43Evaluable for efficacy N=38

 Baseline characteristics  *  EVALUABLE  N=43  Gender  Female 44.2%/Male 55.8%  Diagnosed at stage 4  97.6%  Median age  68 (40-85)  ECOG 0/1  31.3%/68.7%  % of MSI-H (MSS status tested in 38 subjects)  0%  % of Patients with Liver Metastasis  74.4%

 Safety profile   *  Adverse events reported in >20% of patients    ALL  Grade≥ 3  Nausea and vomiting  74.4%  18.6%  Asthenia  67.4%  16.3%  Injection site reactions  55.8%  4.7%  Diarrhea  53.5%  14%  Appetite disorders  41.9%  9.3%  Pruritus  39.5%  --  Anemias  37.2%  11.6%  Rashes, eruptions and exanthems  30.2%  --  Gastrointestinal and abdominal pains  30.2%  --  Musculoskeletal and connective tissue pain and discomfort  30.2%  4.6%  Dermal and epidermal conditions  25.6%  --  Edema  23.3%  4.7%  Weight decrease  20.9%  2.3%  Hyperpigmentation disorders  20.9%  --  Gastrointestinal atonic and hypomotility disorders  20.9%  --

 COMBAT/Keynote-202 Cohort 2-Change from Baseline in Target lesions (N=38)  *    COMBAT Cohort 2  ORR (%)  21.1%  cORR (%)  13.2%  SD  42.1%  DCR (%)  63.2%

 COMBAT/Keynote-202 Cohort 2-Change from Baseline in Target lesions (N=38)  *  Progression  Partial Response  Stable Disease

 COMBAT/Keynote-202 Cohort 2 Median Progression Free Survival (mPFS) (N=38)   *

 COMBAT/Keynote-202 Cohort 2- Duration of Clinical benefit   *

 COMBAT/Keynote-202 Cohort 2 Median Overall Survival (mOS) (N=38)   *

 Safety- Low incidence of Neutropenia and Infections     COMBAT  NAPOLI1  Neutropenia >=G3  7%  20%  Infections/infestations All Grades  21%  38%  Infections/infestations >=G3  7%  17%  *  https://www.accessdata.fda.gov/drugsatfda_docs/label/2015/207793lbl.pdf  The triple combination was generally well toleratedIncidence of AEs is consistent with the profile of each drug, howeverThe incidence of neutropenia and infections is lower than the expected with chemotherapy alone

 COMBAT Study Results Showed Improvement Across All Endpoints  *  1. Macarulla Mercade et al, Pancreas 2020;2. Petrelli et al EJC 2017 (Iri-based), 3. Wang Gillam et al EJC 2016;   Endpoint  COMBAT  NAPOLI-1stage IV at diagnosis subgroup (n=61)  Meta-analysis IRI based 2L (n=396)Stage III-IV at diagnosis  mOS (mos)  6.5  4.7  5.5  mPFS (mos)  4.0  3.1(stage III-IV n=117)   2.7  ORR (%)  21.2%  16%   8.7%  cORR (%)  13.2%  7.7% (stage III-IV n=117)  NA  DCR (%)  63.2%  52%(stage III-IV n=117)  29.4%

 Summary  *

 Q&A and Closing Remarks